Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10
18th Floor, "NORTH LOBBY"
Survey No. 83/1, Raidurgam
Hyderabad – 500 032, India

Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results for the Quarter and Half Year ended 30 September, 2024 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries:

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Chirotech Technology Limited (Liquidated)
8.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
9.	Dr. Reddy’s Laboratories (EU) Limited
10.	Dr. Reddy’s Laboratories (Proprietary) Limited
11.	Dr. Reddy’s Laboratories (UK) Limited
12.	Dr. Reddy’s Laboratories Canada, Inc.
13.	Dr. Reddy’s Laboratories Chile SPA.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

14.	Dr. Reddy’s Laboratories Inc.
15.	Dr. Reddy’s Laboratories Japan KK
16.	Dr. Reddy’s Laboratories Kazakhstan LLP
17.	Dr. Reddy’s Laboratories Louisiana LLC
18.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
19.	Dr. Reddy’s Laboratories New York, LLC
20.	Dr. Reddy’s Laboratories Philippines Inc.
21.	Dr. Reddy’s Laboratories Romania Srl
22.	Dr. Reddy’s Laboratories SA
23.	Dr. Reddy’s Laboratories Taiwan Limited
24.	Dr. Reddy’s Laboratories (Thailand) Limited
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy’s New Zealand Limited.
27.	Dr. Reddy’s Srl
28.	Dr. Reddy’s Bio-Sciences Limited
29.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
30.	Dr. Reddy’s Laboratories SAS
31.	Dr. Reddy’s Research and Development B.V.
32.	Dr. Reddy’s Venezuela, C.A. (till April 17, 2024)
33.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
34.	DRL Impex Limited
35.	Dr. Reddy’s Formulations Limited
36.	Idea2Enterprises (India) Pvt. Limited
37.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)
38.	Industrias Quimicas Falcon de Mexico, S.A. de CV
39.	Lacock Holdings Limited
40.	Dr. Reddy’s Laboratories LLC, Russia
41.	Promius Pharma LLC
42.	Reddy Holding GmbH
43.	Reddy Netherlands B.V.
44.	Reddy Pharma Iberia SAU
45.	Reddy Pharma Italia S.R.L.
46.	Reddy Pharma SAS
47.	Svaas Wellness Limited
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited
50.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
51.	Northstar Switzerland SARL (from September 30, 2024)
52.	North Star OpCo Limited (from September 30, 2024)
53.	North Star Sweden AB (from September 30, 2024)

Associates:

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited (from 30 May 2024)

Joint Ventures:

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited

Other Consolidating Entities:

1.	Dr. Reddy’s Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

S.R. Batliboi & Associates LLP

Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKELLC7849

Place: Hyderabad

Date: November 05, 2024

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2024

		All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Sales	78,859	75,396	67,348	154,255	133,491	271,396
	b) License fees and service income	1,302	1,331	1,454	2,633	2,695	7,768
	c) Other operating income	221	234	224	455	419	947

	Total revenue from operations	80,382	76,961	69,026	157,343	136,605	280,111

2	Other income	3,075	1,872	3,150	4,747	4,890	8,943

3	Total income (1 + 2)	83,457	78,833	72,176	162,090	141,495	289,054

4	Expenses
	a) Cost of materials consumed	12,872	12,272	9,559	25,144	22,527	44,901
	b) Purchase of stock-in-trade	12,828	13,801	11,378	26,629	20,149	43,991
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,033)	(4,256)	(907)	(6,289)	(3,270)	(6,805)
	d) Employee benefits expense	13,992	14,137	12,803	28,129	24,700	50,301
	e) Depreciation and amortisation expense	3,970	3,806	3,755	7,776	7,288	14,700
	f) Impairment of non-current assets, net	924	5	55	929	66	3
	g) Finance costs	757	598	353	1,355	724	1,711
	h) Other expenses	21,034	19,703	16,055	40,537	31,729	68,389

	Total expenses	64,344	60,066	53,051	124,210	103,913	217,191

5	Profit before tax and before share of equity accounted investees(3 - 4)	19,113	18,767	19,125	37,880	37,582	71,863

6	Share of profit of equity accounted investees, net of tax	61	59	42	120	85	147

7	Profit before tax (5+6)	19,174	18,826	19,167	38,000	37,667	72,010

8	Tax expense/(benefit):
	a) Current tax	7,713	5,215	5,901	12,928	13,098	19,459
	b) Deferred tax	(1,958)	(313)	(1,556)	(2,271)	(4,303)	(3,228)

9	Net profit after taxes and share of profit of associates (7 - 8)	13,419	13,924	14,822	27,343	28,872	55,779

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	12,557	13,924	14,822	26,481	28,872	55,779
	b) Non-controlling interests	862	-	-	862	-	-

11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(33)	(91)	(222)	(124)	(116)	(28)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	4
	b) (i) Items that will be reclassified subsequently to profit or loss	2,978	115	(1,113)	3,093	(966)	(749)
	(ii) Income tax relating to items that will be reclassified to profit or loss	16	(6)	201	10	(9)	117
	Total other comprehensive income/(loss)	2,961	18	(1,134)	2,979	(1,091)	(656)

12	Total comprehensive income (9 + 11)	16,380	13,942	13,688	30,322	27,781	55,123

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	15,518	13,942	13,688	29,460	27,781	55,123
	b) Non-controlling interest	862	-	-	862	-	-

14	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834	834

15	Other equity						281,714

16	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)

	Basic	15.08	16.72	17.82	31.80	34.73	67.04
	Diluted	15.05	16.70	17.78	31.75	34.65	66.92
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	11,190	10,472	9,625	21,662	18,990	41,295
	b) Global Generics	71,636	68,929	61,130	140,565	121,260	245,673
	c) Others	179	212	683	391	1,276	3,922
	Total	83,005	79,613	71,438	162,618	141,526	290,890

	Less: Inter-segment revenue	2,623	2,652	2,412	5,275	4,921	10,779
	Total revenue from operations	80,382	76,961	69,026	157,343	136,605	280,111

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,521	1,772	1,260	4,293	2,273	6,929
	b) Global Generics	45,162	44,518	38,872	89,680	77,258	154,272
	c) Others	89	58	242	147	398	2,423
	Total	47,772	46,348	40,374	94,120	79,929	163,624

	Less: Selling and other un-allocable expenditure/(income), net	28,598	27,522	21,207	56,120	42,262	91,614
	Total profit before tax	19,174	18,826	19,167	38,000	37,667	72,010

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 05 November 2024. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Other income” for the year ended 31 March 2024 includes :

a. Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b. Rs.984 million recognised in September 2023, pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.

3	During the quarter and half year ended 30 September 2024, an amount of Rs. 906 million and Rs. 1,715 million, respectively and during the quarter and half year ended 30 September 2023 an amount of Rs. 1,598 million and Rs. 2,274 million, respectively representing government grants has been accounted as a reduction from cost of material consumed.

4	"Impairment of non-current assets, net" Impairment loss recorded during the six months ended 30 September 2024 includes an amount of Rs.907 million pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

5	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 482 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

6	Business purchase agreement with Nestlé India:
On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees. Based on fair valuation, the company had allocated purchase consideration and recognised Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs. 43 million and Goodwill of Rs.207 million.

Upon Closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business.

This acquisition pertains to Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for quarter and half year ended 30 September 2024, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary.As at 30 September 2024, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,939 million.

DR. REDDY’S LABORATORIES LIMITED

7	Business purchase agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon Completion, the company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs. 51,407 million (GBP 458 million). An additional consideration of up to Rs. 4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs. 56,121 million (GBP 500 million).

The Company completed the provisional allocation of purchase price. The fair value of consideration transferred is Rs. 55,897 million (GBP 498 million). Based on fair valuation, the Company recognised Intangibles (Brands) of Rs. 54,920 million (GBP 488.80 million), Deferred tax liabilities of Rs. 8,469 million (GBP 75.45 million) and Goodwill of Rs. 7,249 million (GBP 64.58 million). This acquisition pertains to the Company’s Global Generics segment.

Further, The company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs. 2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserves and has been adjusted in consideration paid upon closing of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Other expenses” during the half year ended 30 September 2024 and the year ended 31 March 2024, respectively.

This marketing authorisation will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

8	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADS held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently, the authorized share capital was sub-divided into 1,450,000,000 equity shares, the paid up share capital is sub-divided into 834,384,730 equity shares and Treasury shares are sub-divided into 1,338,570 having a face value of Rupee One each w.e.f record date of 28 October 2024.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The affect of stock split was considered in the computation of basic and diluted EPS for the quarter and half year ended 30 September 2024 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- "Earnings per Share" and rounded off to the nearest decimals.

9	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

DR. REDDY’S LABORATORIES LIMITED

11	Consolidated Balance Sheet	All amounts in Indian Rupees millions

	As at
Particulars	30.09.2024	31.03.2024
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	67,263	62,487
Capital work-in-progress	18,521	13,510
Goodwill	13,159	5,501
Other intangible assets	91,434	36,268
Intangible assets under development	685	683
Investment in equity accounted investees	4,779	4,196
Financial assets
Investments	1,200	1,059
Other financial assets	1,170	1,212
Deferred tax assets, net	17,295	10,578
Tax assets, net	2,279	3,718
Other non-current assets	1,301	1,373
Total non-current assets	219,086	140,585

Current assets
Inventories	72,039	63,552
Financial assets
Investments	30,647	44,050
Trade receivables	84,398	80,298
Derivative financial instruments	400	169
Cash and cash equivalents	11,330	7,107
Other bank balances	8,954	10,170
Other financial assets	15,524	22,527
Other current assets	24,906	20,180
Total current assets	248,198	248,053
TOTAL ASSETS	467,284	388,638

EQUITY AND LIABILITIES
Equity
Equity share capital	834	834
Other equity	306,659	281,714
Equity attributable to equity shareholders of the parent company	307,493	282,548
Non-Controlling interests	3,939	-
Total equity	311,432	282,548

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	3,800
Lease liabilities	3,561	2,190
Other financial liabilities	2,806	-
Provisions	331	239
Deferred tax liabilities, net	13,762	841
Other non-current liabilities	2,385	3,140
Total non-current liabilities	26,645	10,210

Current liabilities
Financial liabilities
Borrowings	40,022	12,723
Lease liabilities	1,158	1,307
Trade payables
Total outstanding dues of micro enterprises and small enterprises	241	282
Total outstanding dues of creditors other than micro enterprises and small enterprises	29,965	25,862
Derivative financial instruments	337	468
Other financial liabilities	35,929	34,540
Liabilities for current tax, net	5,089	2,341
Provisions	6,361	6,920
Other current liabilities	10,105	11,437
Total current liabilities	129,207	95,880
TOTAL EQUITY AND LIABILITIES	467,284	388,638

DR. REDDY’S LABORATORIES LIMITED

12	Consolidated statement of cashflows	All amounts in Indian Rupees millions

	Half year ended
Particulars	30.09.2024	30.09.2023
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	38,000	37,667
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,245)	(1,527)
Depreciation and amortisation expense	7,776	7,288
Impairment of non-current assets	929	66
Allowance for credit losses (on trade receivables and other advances)	96	137
(Profit)/loss on sale or de-recognition of non-current assets, net	(447)	(445)
Share of profit of equity accounted investees	(120)	(85)
Unrealized exchange (gain)/loss, net	504	(1,179)
Interest income	(1,409)	(1,048)
Finance costs	1,355	724
Equity settled share-based payment expense	208	211
Inventories write-down	2,844	1,418
Changes in operating assets and liabilities:
Trade receivables	(4,182)	2,689
Inventories	(11,330)	(9,340)
Trade and other payables	4,062	4,568
Other assets and other liabilities, net	(9,474)	(3,482)
Cash generated from operations	26,565	37,662
Income tax paid, net	(8,754)	(8,486)
Net cash generated from operating activities	17,811	29,176

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(12,646)	(7,323)
Proceeds from sale of property, plant and equipment	411	487
Purchase of other intangible assets	(1,687)	(8,787)
Proceeds from sale of other intangible assets	419	21
Investment in equity accounted investees	(317)	-
Payment for acquisition of businesses	(51,441)	-
Purchase of investments (including bank deposits)	(138,326)	(70,008)
Proceeds from sale of investments (including bank deposits)	162,988	71,815
Interest and dividend received	1,280	597
Dividend received from equity accounted investees	-	445
Net cash (used in)/from investing activities	(39,319)	(12,753)

Cash flows (used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	157	765
Proceeds/(Repayment) of short-term borrowings, net	27,556	(1,054)
Repayment of long-term loans and borrowings	-	(3,800)
Proceeds from long term borrowings	-	3,800
Proceeds from issuance of equity shares in Subsidiary to Non-controlling interest	7,056	-
Payment of principal portion of lease liabilities	(735)	(524)
Dividend paid	(6,662)	(6,648)
Interest paid	(1,681)	(1,051)
Net cash from/(used in) financing activities	25,691	(8,512)

Net increase/(decrease) in cash and cash equivalents	4,184	7,911
Effect of exchange rate changes on cash and cash equivalents	(6)	(155)
Cash and cash equivalents at the beginning of the period	7,107	5,779
Cash and cash equivalents at the end of the period(1)	11,285	13,535

**FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 45 million and Rs. 4 million for the half year ended 30 September 2024 and 30 September 2023, respectively.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 05 November 2024	Co-Chairman & Managing Director